EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D on 8/4/25 to 8/5/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
7/31/2025	Buy	68,702	5.29
8/1/2025	Buy	191,411	5.27
8/4/2025	Buy	275,344	5.42
8/5/2025	Buy	86,075	5.64